SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

SHAPEWAYS HOLDINGS, INC.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
81947T102
(CUSIP Number)
Peter Hebert Lux Capital Management, LLC 920 Broadway, 11th Floor New York, NY 10010 (646) 475-4385	with copies to: Robert G. Minion, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 (646) 414-6930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81947T102

1.	Names of reporting persons Lux Venture Partners III, LLC
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	3,812,925*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	3,812,925*

11.	Aggregate amount beneficially owned by each reporting person	3,812,925*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	7.9%*
14.	Type of reporting person (see instructions)	HC

*Lux Ventures III, L.P. (“LVIII”) and Lux Ventures III Special Founders Fund, L.P. (“LVSFF”) directly own an aggregate of 3,812,925 shares of common stock, par value $0.0001 per share (“Common Stock”), including 381,292 Earn-out Shares (as defined below), of Shapeways Holdings, Inc. (the “Issuer”), representing approximately 7.9% of the 48,296,484 shares of Common Stock outstanding as of September 29, 2021, based on information obtained from the Issuer. Lux Venture Partners III, LLC (“LVPIII”) is the general partner of both LVIII and LVSFF and exercises voting and dispositive power over the shares of Common Stock owned by each of LVIII and LVSFF. Peter Hebert and Josh Wolfe (the “Individual Managers”) are the individual managing members of LVPIII and LVSFF and may be deemed to beneficially own the 3,812,925 shares of Common Stock owned directly by LVIII and LVSFF, or 7.9% of the shares of Common Stock deemed issued and outstanding as of the filing date of this report (the “Report Date”).

This report shall not be deemed an admission that LVPIII is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LVPIII disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 81947T102

1.	Names of reporting persons Lux Ventures III, L.P.
2.	Check the appropriate box if a member of a group (see instructions)
(a)[ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	3,811,111*
shares beneficially	8. Shared voting power	0
owned by
each reporting	9. Sole dispositive power	3,811,111*
person with	10. Shared dispositive power	0

11.	Aggregate amount beneficially owned by each reporting person	3,811,111*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	7.9%*
14.	Type of reporting person (see instructions)	PN

*LVIII directly owns 3,811,111 shares of Common Stock, including 381,111 Earn-out Shares (as defined below), representing approximately 7.9% of the 48,296,484 shares of Common Stock outstanding as of September 29, 2021, based on information obtained from the Issuer. LVPIII is the general partner of LVIII and exercises voting and dispositive power over the shares of Common Stock owned by LVIII. The Individual Managers are the individual managing members of LVPIII and may be deemed to beneficially own the 3,811,111 shares of the Common Stock owned directly by LVIII, or 7.9% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

This report shall not be deemed an admission that LVIII is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LVIII disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 81947T102

1.	Names of reporting persons Lux Ventures III Special Founders Fund, L.P.
2.	Check the appropriate box if a member of a group (see instructions)
(a)[ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	1,814*
shares beneficially	8. Shared voting power	0
owned by
each reporting	9. Sole dispositive power	1,814*
person with	10. Shared dispositive power	0

11.	Aggregate amount beneficially owned by each reporting person	1,814*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	0.0%*
14.	Type of reporting person (see instructions)	PN

*LVSFF directly owns 1,814 shares of Common Stock, including 181 Earn-out Shares (as defined below), representing less than 0.1% of the 48,296,484 shares of Common Stock outstanding as of September 29, 2021, based on information obtained from the Issuer. LVPIII is the general partner of LVSFF and exercises voting and dispositive power over the shares of Common Stock owned by LVSFF. The Individual Managers are the individual managing members of LVPIII and may be deemed to beneficially own the 1,814 shares of the Common Stock owned directly by LVSFF, or less than 0.1% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

This report shall not be deemed an admission that LVSFF is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LVSFF disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 81947T102

1.	Names of reporting persons Lux Venture Partners Cayman III, LLC
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Cayman Islands

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	172,666*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	172,666*

11.	Aggregate amount beneficially owned by each reporting person	172,666*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	0.4%*
14.	Type of reporting person (see instructions)	HC

*Lux Ventures Cayman III, L.P. (“LVCIII”) directly owns 172,666 shares of the Issuer’s Common Stock, including 17,266 Earn-out Shares (as defined below), representing approximately 0.4% of the 48,296,484 shares of Common Stock outstanding as of September 29, 2021, based on information obtained from the Issuer. Lux Venture Partners Cayman III, LLC (“LVPCIII”) is the general partner of LVCIII and exercises voting and dispositive power over the shares of Common Stock owned by LVCIII. The Individual Managers are the individual managing members of LVCPIII and may be deemed to beneficially own the 172,666 shares of Common Stock owned directly by LVCIII, or 0.4% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

This report shall not be deemed an admission that LVPCIII is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LVPCIII disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 81947T102

1.	Names of reporting persons Lux Ventures Cayman III, L.P.
2.	Check the appropriate box if a member of a group (see instructions)
(a)[ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Cayman Islands

Number of	7. Sole voting power	172,666*
shares beneficially	8. Shared voting power	0
owned by
each reporting	9. Sole dispositive power	172,666*
person with	10. Shared dispositive power	0

11.	Aggregate amount beneficially owned by each reporting person	172,666*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	0.4%*
14.	Type of reporting person (see instructions)	PN

*LVCIII directly owns 172,666 shares of Common Stock, including 17,266 Earn-out Shares (as defined below), representing 0.4% of the 48,296,484 shares of Common Stock outstanding as of September 29, 2021, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 22, 2021. LVPCIII is the general partner of LVCIII and exercises voting and dispositive power over the shares of Common Stock owned by LVCIII. The Individual Managers are the individual managing members of LVPCIII and may be deemed to beneficially own the 172,666 shares of the Common Stock owned directly by LVCIII, or 0.4% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

This report shall not be deemed an admission that LVCIII is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LVCIII disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 81947T102

1.	Names of reporting persons Lux Co-Invest Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	3,148,460*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	3,148,460*

11.	Aggregate amount beneficially owned by each reporting person	3,148,460*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	6.5%*
14.	Type of reporting person (see instructions)	HC

*Lux Co-Invest Opportunities, L.P. (“LCIO”) directly owns 3,148,460 shares of the Issuer’s Common Stock, including 284,846 Earn-out Shares (as defined below), representing approximately 6.5% of the 48,296,484 shares of Common Stock outstanding as of September 29, 2021, based on information obtained by the Issuer. Lux Co-Invest Partners, LLC (“LCIP”) is the general partner of LCIO and exercises voting and dispositive power over the shares of Common Stock owned by LCIO. The Individual Managers are the individual managing members of LCIP and may be deemed to beneficially own the 3,148,460 shares of Common Stock owned directly by LCIO, or 6.5% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

This report shall not be deemed an admission that LCIP is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LCIP disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 81947T102

1.	Names of reporting persons Lux Co-Invest Opportunities, L.P.
2.	Check the appropriate box if a member of a group (see instructions)
(a)[ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	3,148,460*
shares beneficially	8. Shared voting power	0
owned by
each reporting	9. Sole dispositive power	3,148,460*
person with	10. Shared dispositive power	0

11.	Aggregate amount beneficially owned by each reporting person	3,148,460*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	6.5%*
14.	Type of reporting person (see instructions)	PN

*LCIO directly owns 3,148,460 shares of Common Stock, including representing 6.5% of the 48,296,484 shares of Common Stock, including 284,846 Earn-out Shares (as defined below), outstanding as of September 29, 2021, based on information obtained from the Issuer. LCIP is the general partner of LCIO and exercises voting and dispositive power over the shares of Common Stock owned by LCIO. The Individual Managers are the individual managing members of LCIP and may be deemed to beneficially own the 1,863,614 shares of the Common Stock owned directly by LCIO, or 6.5% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

This report shall not be deemed an admission that LCIO is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LCIO disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 81947T102

1.	Names of reporting persons Peter Hebert
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization United States of America

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	7,134,051*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	7,134,051*

11.	Aggregate amount beneficially owned by each reporting person	7,134,051*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	14.8%*
14.	Type of reporting person (see instructions)	IN

*Peter Hebert may be deemed to beneficially own, in the aggregate, 7,134,051 shares of Common Stock, including 683,404 Earn-out Shares (as defined below), representing approximately 14.8% of the 48,296,484 shares of Common Stock outstanding as of September 29, 2021, based on information obtained from the Issuer. The number of shares of Common Stock reported as beneficially owned by Mr. Hebert are held by LVIII, LVSFF, LVCIII and LCIO (collectively, the “LV Funds”). Mr. Hebert serves as one of two managing members of the LV Funds and may be deemed to beneficially own the 7,134,051 shares of Common Stock held by the LV Funds.

This report shall not be deemed an admission that Mr. Hebert is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and he disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

CUSIP No. 81947T102

1.	Names of reporting persons Joshua Wolfe
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization United States of America

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	7,134,051*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	7,134,051*

11.	Aggregate amount beneficially owned by each reporting person	7,134,051*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	14.8%*
14.	Type of reporting person (see instructions)	IN

*Joshua Wolfe may be deemed to beneficially own, in the aggregate, 7,134,051 shares of Common Stock, including 683,404 Earn-out Shares (as defined below), representing approximately 14.8% of the 48,296,484 shares of Common Stock outstanding as of September 29, 2021, based on information obtained from the Issuer. The number of shares of Common Stock reported as beneficially owned are held by the LV Funds. Mr. Wolfe serves as one of two managing members of the LV Funds and may be deemed to beneficially own the 7,134,051 shares of Common Stock held by the LV Funds.

This report shall not be deemed an admission that Mr. Wolfe is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and he disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

CUSIP No. 81947T102

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Shapeways Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 30-02 48th Avenue, Long Island City, NY 11101.

Item 2.	Identity and Background.

This Schedule 13D is being jointly filed by (i) Lux Venture Partners III, LLC (“LVPIII”), (ii) Lux Ventures III, L.P. (“LVIII”), (iii) Lux Ventures III Special Founders Fund, L.P. (“LVSFF”), (iv) Lux Venture Partners Cayman III, LLC (“LVPCIII”), (v) Lux Ventures Cayman III, L.P. (“LVCIII”), (vi) Lux Co-Invest Partners, LLC (“LCIP”), (vii) Lux Co-Invest Opportunities, L.P. (“LCIO”), (viii) Peter Hebert and (ix) Joshua Wolfe. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” LVPIII is the general partner of LVIII and LVSFF and exercises voting and dispositive power over the shares of Common Stock held by each of LVIII and LVSFF. LVPCIII is the general partner of LVCIII and exercises voting and dispositive power over the shares of Common Stock held by LVCIII. LCIP is the general partner of LCIO and exercises voting and dispositive power over the shares of Common Stock held by LCIO. This Schedule 13D relates to the shares of Common Stock directly owned by LVIII, LVSFF, LVCIII and LCIO (collectively the “LV Funds”). As a result of the foregoing, as of the date of this Schedule 13D, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, LVPIII may be deemed to beneficially own approximately 7.9% of the shares of the Issuer’s Common Stock outstanding as of September 29, 2021, LVPCIII may be deemed to beneficially own 0.4% of the shares of the Issuer’s Common Stock outstanding as of September 29, 2021, LCIP may be deemed to beneficially own 6.5% of the shares of the Issuer’s Common Stock outstanding as of September 29, 2021, and Messrs. Hebert and Wolfe may be deemed to beneficially own approximately 14.8% of the shares of the Issuer’s Common Stock deemed issued and outstanding as of September 29, 2021, based on information obtained from the Issuer.

The principal business address of the Reporting Persons is c/o Lux Capital Management, LLC, 920 Broadway, 11th Floor, New York, NY 10010.

The principal business of the Reporting Persons is investments and/or investment management.

The Reporting Persons, nor, to the best knowledge of the foregoing, any of their controlling persons, have not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Persons, nor, to the best knowledge of the foregoing, any of their controlling persons, have not been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

LVIII, LVSFF and LCIO are limited partnerships organized under the laws of the State of Delaware. LVCIII is a limited partnership organized under the laws of the Cayman Islands. LVPIII and LCIP are a limited liability companies organized under the laws of the State of Delaware. LVPCIII is a limited liability company organized under the laws of the Cayman Islands. Each of Messrs. Hebert and Wolfe are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

Funds for the purchase of the shares of Common Stock reported herein were derived from the capital contributions by the partners of the LV Funds and the available funds of such entities.  A total of approximately $29,630,410 was paid to acquire the shares of preferred stock and certain convertible promissory notes of Old Shapeways (as defined below), which were converted into common stock of Old Shapeways immediately prior to the effective time of the Merger (as defined below). At the effective time of the Merger, the common stock of Old Shapeways was then converted into the shares of Common Stock of the Issuer reported herein.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business by the LV Funds. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

The information in Item 6 is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Common Stock reported in this Item 5, and set forth in Row 13 of the cover pages filed herewith, is calculated based upon 48,296,484 shares of Common Stock outstanding as of September 29, 2021, based on information obtained from the Issuer.

On September 29, 2021, the Issuer completed its merger with Galileo Acquisition Corp. (“Galileo”) in accordance with the terms of the agreement and plan of merger, dated as of April 28, 2021 (the “Merger Agreement”), by and among Galileo, Galileo Acquisition Holdings, Inc. (“Merger Sub”), and Shapeways, Inc. (“Old Shapeways”). In connection with the consummation of the Merger, Galileo was renamed “Shapeways Holdings, Inc.”

Prior to the Merger, as a result of a series of private transactions with Old Shapeways, the LV Funds held an aggregate of 7,675,201 shares of preferred stock of Old Shapeways and a convertible promissory note in the principal amount of $1.6 million. Prior to the effective time of the Merger, each issued and outstanding share of Old Shapeways preferred stock was converted into an equal number of shares of Old Shapeways common stock, and each issued and outstanding convertible promissory note was converted into shares of Old Shapeways preferred stock which were then exchanged for an equal amount of shares of Old Shapeways common stock. At the closing of the Merger, holders of shares of Old Shapeways common stock received a number of shares of newly-issued Common Stock of the Issuer equal to the Stockholder Merger Consideration (as defined in the Merger Agreement). Upon the closing of the Merger, the LV Funds received an aggregate of 6,834,052 shares of Common Stock of the Issuer.

Simultaneously with the execution of the Merger Agreement, LCIO entered into a subscription agreement with Galileo and the Issuer pursuant to which LCIO purchased 300,000 shares of Common Stock (the “PIPE Shares”) at a price of $10.00 per share in a private placement, which was consummated simultaneously with the closing of the Merger (the “PIPE Investment”).

As a result of the Merger and the PIPE Investment, LVPIII may be deemed to beneficially own 3,812,925 shares of Common Stock (including 381,292 Earn-out Shares), representing approximately 7.9% of the issued and outstanding shares of Common Stock deemed outstanding as of September 29, 2021, LVPCIII may be deemed to beneficially own 172,666 shares of Common Stock (including 17,266 Earn-out Shares), representing approximately 0.4% of the issued and outstanding shares of Common Stock deemed outstanding as of September 29, 2021, LCIO may be deemed to beneficially own 3,148,460 shares of Common Stock (including 284,846 Earn-out Shares), representing approximately 6.5% of the issued and outstanding shares of Common Stock deemed outstanding as of September 29, 2021, and Messrs. Hebert and Wolfe, as the managing members of the LV Funds, may be deemed to beneficially own, in the aggregate, 7,134,051 shares of Common Stock (including 683,404 Earn-out shares) held by the LV Funds, representing approximately 14.8% of the Issuer’s issued and outstanding shares of Common Stock deemed outstanding as of the Report Date.

Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transaction in the Common Stock, or securities convertible into, exercisable for or exchangeable for, shares of Common Stock in the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The shares of Common Stock reported herein as beneficially owned by the LV Funds includes an aggregate of 683,404 shares of Common Stock (the “Earn-out Shares”) which, upon the closing of the Merger, were deposited into an escrow account and are subject to vesting and forfeiture conditions as follows: (i) if, at any time prior to September 29, 2024 (the “Earn-out Period”) the VWAP (as defined in the Merger Agreement) of the Issuer's Common Stock equals or exceeds $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations and similar transactions after the transaction date) for 30 consecutive trading days occurring during the period beginning on the transaction date and ending on the Expiration Date, one half (1/2) of the Earn-out Shares shall vest; and (ii) if, at any time prior to the Earn-out Period, the VWAP (as defined in the Merger Agreement) of the Issuer's Common Stock equals or exceeds $16.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations and similar transactions after the Transaction Date) for 30 consecutive trading days occurring during the period beginning on the Transaction Date and ending on the Expiration Date, one half (1/2) of the Earn-out Shares shall vest. If the Performance Milestones (as defined in the Merger Agreement) are not met during the Earn-out Period, then the applicable Earn-out Shares shall be automatically forfeited. If the Earn-out Conditions are not met during the Earn-out Period, then the applicable Earn-out Shares shall be automatically forfeited.

Joshua Wolfe, an Individual Manager, currently serves as a member of the Issuer’s board of directors.

Other than the transaction described elsewhere throughout this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person, with respect to the Common Stock of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

1.	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date: October 4, 2021

LUX VENTURES III, L.P.

By: LUX VENTURE PARTNERS III, LLC

By: /s/ Peter Hebert

Peter Hebert

 Managing Member

LUX VENTURE PARTNERS III, LLC

By: /s/ Peter Hebert

Peter Hebert

 Managing Member

LUX VENTURES III SPECIAL FOUNDERS FUND, L.P.

By: LUX VENTURE PARTNERS III, LLC

By: /s/ Peter Hebert

Peter Hebert

 Managing Member

LUX VENTURE CAYMAN III, L.P.

By: LUX VENTURE PARTNERS CAYMAN III, LLC

By: /s/ Peter Hebert

Peter Hebert

 Managing Member

LUX VENTURE PARTNERS CAYMAN III, LLC

By: /s/ Peter Hebert

 Peter Hebert

 Managing Member

LUX CO-INVEST OPPORTUNITIES, L.P.

By: LUX CO-INVEST PARTNERS, LLC

By: /s/ Peter Hebert

Peter Hebert

 Managing Member

LUX CO-INVEST PARTNERS, LLC

By: /s/ Peter Hebert

Peter Hebert

 Managing Member

/s/ Peter Hebert

Peter Hebert

/s/ Joshua Wolfe

Joshua Wolfe